October 15, 2007

Mail Stop 4561

Mr. Andrew Haag
Chief Financial Officer
Quintek Technologies, Inc.
17951 Lyons Circle
Huntington Beach, CA 92647

> RE: **Quintek Technologies, Inc.**
> **Form 10-KSB for the period ended June 30, 2006**
> **Filed September 28, 2006**
> **File No. 0-29719**

Dear Mr. Haag:

We have completed our review of your Form 10-KSB and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief